Filed by Sideware Systems, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1933.

Subject companies: Sideware Systems Inc. (File No. 000-29974)
KnowledgeMax Inc.
Friday December 7, 8:38 pm Eastern Time

Press Release

SOURCE:  Sideware Systems Inc.

Sideware systems and KnowledgeMax agree to merge

Sideware To Reincorporate in the United States and To Adopt the KnowledgeMax Name

Will Offer Next Generation Learning and Knowledge Platforms To Fortune 1000 Companies

Will Offer 'Best-Of-Breed' Content, Knowledge-Based Solutions, And Integrated Supply Chain Capability

Cash infusion via Private Placement and Partial Divestment of Chalk over $3.0 Million in New Capital

Executed Letter of Intent To Partner With The Chalk Group For Entry Into The Canadian e-Learning and Bookselling Market.

RESTON, VA, Dec. 7 /PRNewswire/ - Sideware Systems, Inc. (OTC (BB): SDWS and TSE: SYD.U) and KnowledgeMax Inc, a privately-held Delaware company, announced today a definitive merger agreement to create an e-learning leader to be known as KnowledgeMax. KnowledgeMax will offer the next generation enterprise knowledge and e-learning platform with fully integrated supply chain infrastructure. The platform provides a comprehensive system for corporations to deliver knowledge resources and education to their employees. In addition, KnowledgeMax plans to offer premium services, including outsourced knowledge management, print on demand, and media services.

E. Linwood ("Lin'') Pearce, chairman and co-chief executive officer of KnowledgeMax, will be Chairman and CEO. James L. Speros, CEO of Sideware, will be President of the new KnowledgeMax and will become a Director. Kenneth Thornton, Chairman of Sideware, will be Vice-Chairman. Edwin S. Grosvenor, Founder and Co-CEO of KnowledgeMax, will become Executive Vice President and a Director of the new KnowledgeMax. Donna Lynn, President and COO of KnowledgeMax, will be COO and a Director.

The board of directors of the new company will consist of eleven members, five members from Sideware's board and six directors chosen by KnowledgeMax. In addition to Mr. Thornton and Mr. Speros, other existing Sideware directors that will remain on the board following closing are: Jay Nussbaum, Executive Vice President, KPMG Consulting; Jack Kemp, head of Empower America; and John Shoemaker, Executive Vice President, Sun Microsystems.

Sideware's CEO James L. Speros stated, "This merger solidifies our presence in the e-learning space and permits Sideware to offer cost effective access to corporate knowledge solutions for large corporations and their employees. Over the past several months, we have evaluated several financing and merger opportunities and I am excited for our shareholders that we were able to merge with KnowledgeMax and obtain the benefit of its strong leadership team and quality e-learning offerings.

Speros added, "Lin Pearce has a demonstrated track record of success and I look forward to working side by side with him. Furthermore, after closing, we will have fresh capital from the sale of most or all of our interest in The Chalk Group.'' I want to thank our former Chairman Grant Sutherland, for his efforts on behalf of Sideware these past six years. He has graciously chosen to give up his seat following closing. Grant has been an instrumental part of Sideware and we certainly wish him well in his new endeavors."

"Today is a new day for both KnowledgeMax and Sideware,'' said Lin Pearce, Chairman and Co-CEO of KnowledgeMax. "This merger accelerates KnowledgeMax's marketing and development efforts. The Company will have the necessary resources to expand our knowledge and learning solution for our corporate clients.

KnowledgeMax's founder, Edwin Grosvenor, stated, "The KnowledgeMax executives look forward to working with the high caliber team and board of directors from Sideware. We believe this combination of talent will help us accelerate our growth.''

Under the terms of the agreement, unanimously approved by both Boards of Directors, KnowledgeMax shareowners will receive 55% of the merged company, with Sideware shareholders owning 45%. There will be eleven directors in the new company, with KnowledgeMax having six board seats to Sideware's five. Prior to closing, each company will be required to obtain all necessary shareholder and governmental approvals. Sideware will reincorporate in the United States and will enter into a definitive agreement to sell a part of its holdings in The Chalk Group for at least U.S. $2 million dollars. Sideware is also in the process of closing a private placement for at least $1 million dollars. Proceeds from these transactions will be utilized to fund ongoing operations of Sideware and KnowledgeMax. Prior to the merger, Sideware may delist from the Toronto Stock Exchange. The merger, which is expected to be tax-free to shareowners of both companies for U.S. federal income tax purposes, will be accounted for as a purchase. Subject to regulatory and shareowner approvals and closing conditions, the transaction is expected to close in the first quarter of 2002.

The new KnowledgeMax will offer "best of breed'' solutions in the enterprise knowledge and e-learning market allowing enterprises to centralize and consolidate the delivery processes and procurement of education and knowledge materials. Our clients can maximize ROI by accurately planning and tracking expenditures across the organization, and leveraging the capabilities of technology-based education and knowledge products. Our enterprise knowledge resource centers will offer web-based online courseware and computer-based learning resources, along with the finest in books, professional databases, electronic journals and journal articles, and industry data and reports. Current partnerships include Baker & Taylor, Pearson Education, Thomson, IBM, and over fifty other world class learning and information content partners.

With the KnowledgeMax platform, corporations take advantage of our automated business process, which provides an efficient means of selecting, ordering, purchasing, and fulfillment, resulting in bottom line savings to the client. The KnowledgeMax platform is being expanded to accommodate premium service offerings, including print on demand, media services, and knowledge management.

Over the past several years, KnowledgeMax has received investments from Baker & Taylor, Steve Walker & Associates, Capital Investors, LLC, Washington Capital Partners, Stargazer Holdings, and numerous private investors.

"This merger completes the cornerstone of our new knowledge and learning strategy as advised by the TechTrend Group and other advisors,'' said Sideware's Chairman, Ken Thornton. "KnowledgeMax's learning platform is comprehensive and offers a real value to its customers. This combination extends Sideware from a services provider into a company offering a repeatable and scalable solution. In addition, Lin Pearce and his senior team bring skills complementary to those of the Sideware executives. I am also pleased that The Chalk Group has agreed to enter into a strategic alliance with the new company. This nonbinding letter of intent will permit KnowledgeMax to enter the Canadian market upon execution of a definitive agreement between the parties.''

    Fact Sheet
    ------------------------------------------------------------------------

    A fact sheet related to the merger is attached to this press release.

    Additional Information about the Merger and Where to Find It

A registration statement on Form S-4 will be filed with the Securities and Exchange Commission in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus, which will be sent to the shareholders of Sideware Systems Inc. seeking their approval of the proposed transaction. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus because they will contain important information. When filed, these documents may be obtained free of charge at the website maintained by the Securities Exchange Commission at "http://www.sec.gov". These documents may also be obtained free of charge by requesting them in writing from Jennifer Burke, Sideware Investor Relations, Suite 1600, 777 Dunsmuir Street, Vancouver, BC Canada V7Y1K4.

Sideware, its directors, and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Sideware in connection with the transaction. Information about these participants is set forth in Sideware's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and in other SEC filings. Stockholders and investors may obtain additional information regarding the interests of such participants, as well as the directors and executive officers of KnowledgeMax, by reading the Joint proxy statement/prospectus regarding the transaction when it becomes available.

    Sideware/KnowledgeMax Fact Sheet

    Transaction Summary:

    Structure:            Stock-for-stock merger

    Ownership:            Sideware shareholders 45%; Knowledgemax
                          shareholders 55%

    Accounting:           Purchase

    Expected Closing:     First quarter of 2002

    Overview:

    -    Creates an e-learning leader, with a best-of-breed web-based enterprise knowledge and learning environment and supply chain platform.

    -    Three million dollars in new capital will be provided to fuel acquisitions and ongoing operations.

    -    The new company will receive continuing payments from the use of its platform as opposed to the services model Sideware currently employs.

    -    Combined company can create substantial shareowner value through new growth opportunities and cost structure improvements.

    Senior Management:

    -    E. Linwood Pearce, Chairman & CEO
    -    James L. Speros, President
    -    Edwin Grosvenor, Founder and Exec VP
    -    Donna L. Lynn, COO
    -    Alan Sultan, Sr. VP
    -    Michael Finn, General Counsel
    -    Rick Luebkemann, Senior VP for Engineering
    -    Rahul Bardhan, Senior VP for Development
    -    Charles P. Abod, Acting Chief Financial Officer

    Board of Directors:

    -    There shall be eleven board members.  Six directors will be appointed by KnowledgeMax and five directors by Sideware.
    -    The Chairman of the Board will be E. Linwood Pearce.
    -    The Vice Chairman will be Ken Thornton.
    -    The Sideware directors will be:
             -    James L. Speros
             -    Jay H. Nussbaum, Executive Vice President, KPMG Consulting
             -    Jack Kemp, head of Empower America
             -    John Shoemaker, Executive VP, Sun MicroSystems
    -    Knowledgemax directors will include:
             -    Edward Gross, Executive Vice president and Chief Financial
                  Officer, Baker & Taylor
             -    Joe Boivin, Managing Partner, Washington Capital Partners
             -    Edwin Grosvenor
             -    Donna Lynn
             -    Alan Sultan

    e-Learning Background

It is estimated that the overall market for education, including both instructor-led and technology-enabled (e.g. online, computer-based, or video) is more than $62 billion in the U.S. for corporations (employer sponsored learning). According to the October 1999 Training Magazine, more than half ($34 billion) of the amount is spent on professionals and managers. GE, for example, says it spends $500 million per year on education and training through its program. Currently, over $15 billion of domestic corporate education and training is outsourced. Expenditures in online learning alone are expected to grow rapidly to reach $11 billion in the next several years.

    Management Bios

    E. Linwood ("Lin") Pearce - Chairman and CEO

Mr. Pearce is the former President and Chief Executive Officer of Template Software (NASD-"TMPL''). Prior to joining KnowledgeMax, he served as Executive Vice President of Worldwide Sales, Marketing and Business Development for Sage Software, Executive Vice President and Chief Operating Officer of Software AG of North America, and Vice President of Field Operations for Applied Data Research. Mr. Pearce was nominated for Ernst & Young's Greater Washington Entrepreneur of The Year award in 1997 and a finalist in 1998. Under his leadership, in 1999 Template Software was awarded the Deloitte & Touche Virginia Technology Fast 50 Award in 1999.

Ken Thornton - Board Vice Chairman

Mr. Thornton has chaired Sideware's board of directors since June 2001. He recently retired from IBM where he served as worldwide general manager of IBM's Public Sector, government, education, healthcare and pharmaceuticals business. Previously, he served as vice president and general manager of IBM's Mid-Atlantic region, where he was responsible for directing IBM's marketing and services operations in the Mid-Atlantic states. Mr. Thornton has been a member of the Internet2 Executive Council, a part of IBM's Worldwide Management Council, and a member of IBM's Corporate Technology Council.

James L. Speros - President & Director

Mr. Speros has been the President and CEO of Sideware since October 2000, having been the company's President and COO since 1998. Mr. Speros has been a director of Sideware since 1998. Previously, Mr. Speros owned and managed the Baltimore Stallions, Grey Cup Champions in 1995, and Montreal Alouettes of the Canadian Football League, where he held the position of League Vice Chairman. He also served as the President of Champions Sports restaurant chain. Early in his career, Mr. Speros spent five years in the National Football League, coaching for the Washington Redskins and Buffalo Bills. Mr. Speros is an investor and member of Virginia Baseball and is one of its General Partners. In July 1999, he was appointed by Congressman Tom Davis to the Technology Roundtable of Northern Virginia. In 1995, Mr. Speros was named Entrepreneur of the Year in the State of Maryland for his efforts with the Baltimore Stallions. In 1994, the Save-a-Heart Foundation honored Mr. Speros as the Humanitarian of the Year for Maryland.

Edwin S. Grosvenor - Founder, Executive Vice President and Director

Mr. Grosvenor has twenty-five years' experience in publishing and the management of new ventures. He founded KnowledgeMax in 1996, and served as its Chairman and CEO until 2000, and its Co-CEO since then. Previously, he served as president of Grosvenor Publications, Inc., which published Portfolio, the highest circulation fine arts magazine in the world at the time and a nominee for the National Magazine Award for general excellence. He was also president of Hotel Magazine Network, Inc., which produced magazines for business travelers with a total circulation of 330,000 copies. As president and publisher of Capital Communication Group, L.L.C., Mr. Grosvenor launched and edited the literary magazine, Current Books, which was distributed in over 4,000 outlets making it the most widely distributed book-related publication. He has served as Chairman of the National Endowment for the Arts' Literary Publishing Panel and recently published a book about his great-grandfather, Alexander Graham Bell, entitled Alexander Graham Bell: The Life and Times of the Inventor of the Telephone. The Grosvenor family founded the National Geographic Society, where his brother, Gilbert M. Grosvenor, currently serves as Chairman.

Donna L. Lynn - Chief Operating Officer and Director

Ms. Lynn is the President and Chief Operating Officer of KnowledgeMax. She has developed and led information technology companies for over twenty- five years and is a well-known leader in the information industry. She was President of SilverPlatter Information, Inc., the U.S. operation of a global information leader, providing access to professional information and databases worldwide. Ms. Lynn was also a founder and CEO of Online Computer Systems, Inc. ("Online''), an early pioneer in information technology, electronic publishing, computer-based education, and multimedia information systems. Reed Elsevier, a $5 billion global publishing and information organization acquired Online and Ms. Lynn continued to lead Online for ten years after the acquisition. Ms. Lynn is a frequent speaker and panelist at leading industry forums. She serves as President of the National Women's Symphony.

Alan Sultan - Senior Vice President and Director

Mr. Sultan is Senior Vice President of KnowledgeMax. He has over fifteen years of experience in publishing, new media and international business development. He specialty is in developing strategic alliances, partnerships and affiliate programs. Mr. Sultan served as Managing Director of Chatham- Brook & Company and Vice President and Director of Marketing at National Press Books.

Richard Luebkemann -Senior VP for Engineering

Mr. Luebkemann is the Chief technology Officer and Vice President of Engineering for KnowledgeMax. He was previously the Director of Professional Services and team leader for implementing major software systems at Metasys, Inc., in Charlotte, NC. Previously, he founded and managed a key business unit at Universal Systems, Inc., providing client/server applications and professional services in electronic document workflow, electronic commerce, and imaging. From 1987 to 1992 Mr. Luebkemann was a senior project manager at Online Computer Systems, where he worked for KnowledgeMax's President, Donna Lynn. Mr. Luebkemann has also held senior software development and engineering positions at Litton-Amecom, Honeywell, and General Dynamics.

Rahul Bardhan - Senior VP for Development

Mr. Bardhan has been Sideware's CTO since September 2000. Previously, he was Senior Practice Director in the Advanced Technology Solutions division at Oracle. He has held a number of other roles at Oracle, including heading the national e-commerce consulting practice for the Americas and opening Oracle's office in India.

Michael Finn - General Counsel and Vice President for Business Affairs

Mr. Finn has been General Counsel and VP Business Affairs at Sideware since March 2001. Previous positions include: Associate General Counsel and Senior Director for Business Affairs at Teligent, Inc.; Associate, Willkie Farr & Gallagher; Attorney, Office of the General Counsel, Federal Communications Commission; and Law Clerk to the Honorable Frank M. Johnson, Jr. and the Honorable Conrad B. Duberstein. Mr. Finn co-chairs the Information Technology Forum for the Washington Metropolitan Area Corporate Counsel Association and co-chairs the E-commerce Committee for the American Corporate Counsel Association.

    Safe Harbor Statement Under the Private Securities Litigation Reform Act
    of 1995:

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, growth and revenue opportunities, timing of closing, management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the KnowledgeMax transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to transition or obtain customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Sideware's Securities and Exchange Commission reports (including but not limited to the annual report on Form 10- K for the year ended December 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, Sideware's results could differ materially from Sideware's expectations in these statements. For further discussion of important risk factors that may materially affect management's estimates, Sideware's or KnowledgeMax's results, and the forward-looking statements herein, please see the risk factors contained in Sideware's SEC filings.

  Filed by Sideware Systems, Inc. Pursuant to Rule 425 Under the Securities
  Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities
  Act of 1933. Subject companies: Sideware Systems Inc. (Exchange Act
  File No. 000-29974) and KnowledgeMax Inc.
  Sideware Contacts:
  Jim Speros, 703/437-9002
  Jennifer Burke, 604/669-2101 x. 224
    KnowledgeMax, Inc: Contact:
    Lin Pearce, 301/468-8000 ext. 109